Exhibit 99.1

BeyondSpring Announces Third Quarter 2021 Financial Results and Provides a Corporate Update

- Positive Phase 3 data in 2nd/3rd line NSCLC (Dublin-3): Superior efficacy benefit in plinabulin and docetaxel combination in overall survival, 2-year and 3-year OS rate, PFS, ORR, and significant reduction of grade 4 neutropenia vs. Docetaxel alone

- IO combination advancement to Phase 2: plinabulin in combination with nivolumab + ipilimumab in patients in extensive-stage SCLC who progressed after at least one platinum-based chemotherapy regimen and checkpoint inhibitors (IIT study)

- Wanchunbulin China subsidiary formed commercial and co-development collaboration with Hengrui for plinabulin in Greater China; upfront of est. US$30M and milestone payments up to est. US$170M.  Hengrui will fund the commercial costs, while Wanchunbulin will supply plinabulin. Wanchunbulin to receive all proceeds from sales of plinabulin products and pay Hengrui a pre-determined percentage of such sales

- NDA for plinabulin-G-CSF combination in CIN Prevention under review in China; received complete response letter from U.S. FDA, with plans for further discussions with FDA on future regulatory pathway

NEW YORK, Dec. 30, 2021 – BeyondSpring Inc. (the “Company” or “BeyondSpring”) (NASDAQ: BYSI), a global biopharmaceutical company focused on the development of innovative cancer therapies, today announced its financial results for the third quarter ended September 30, 2021, and provided an update on recent corporate events.

“In the third quarter, we continued to move forward in developing plinabulin’s potential as a ‘pipeline in a drug’ for patients in need. We are developing a wealth of clinical data showing plinabulin’s dual benefit as an anti-cancer agent, shown with OS benefit in Dublin-3 study, with additional benefit in preventing CIN, which we believe will support the important role of plinabulin as a versatile cancer treatment option, and potentially, as a ‘cornerstone’ therapy in IO combinations,” said Dr. Lan Huang, co-founder, chairwoman and chief executive officer of BeyondSpring.

“We look forward to executing on our plans for the potential commercial launch of plinabulin in CIN, our first indication in China, where we are excited to work with a leading oncology company, Hengrui, in the commercialization and co-development of plinabulin.  Our discussions will continue with the U.S. FDA regarding the potential regulatory pathway for CIN in the U.S. market. At the same time, we are very focused on preparing for our NDA filing for plinabulin in NSCLC. Based on discussions with regulatory agencies in the U.S. and in China, we now anticipate submitting our NDA in the 2H 2022. The year ahead will be very busy and significant for BYSI, and we remain dedicated to enabling plinabulin to achieve its full potential and to bringing added value to the treatment of cancer patients,” concluded Dr. Huang.

Recent Clinical and Corporate Highlights

●

Presented positive final Phase 3 DUBLIN-3 data with the plinabulin/docetaxel combination versus docetaxel alone in 2nd/3rd line non-small cell lung cancer patients with EGFR Wild Type at the European Society for Medical Oncology (ESMO) 2021 Congress

o	The combination showed superior efficacy benefit in overall survival, progression-free survival (PFS), overall response rate (ORR), and significant reduction of grade 4 neutropenia vs. docetaxel alone.

o	The combination also demonstrated superior and clinically meaningful Quality of Life benefit: 18.4% of relative improvement in Q-TWiST (Quality-adjusted Time Without Symptoms of Disease and Toxicity).

●	Presented new data on plinabulin from its Chemotherapy-Induced Neutropenia (CIN) prevention program in three posters at the ESMO 2021 Congress (titles below):

o	Severe Neutropenia (Grade 4, Gr4N) as a Population-Based Predictor for Adverse Clinical Outcome of Chemotherapy Induced Neutropenia (CIN)

o

Prediction of Febrile Neutropenia (FN), Hospitalization (Hosp) Rates, and Infection (Inf) Rates in Chemotherapy-Induced Neutropenia (CIN) Patients (pts) Treated with the Plinabulin and Pegfilgrastim Combination (Plin+Peg) using a Meta-Analysis (MA)-based Tool

o	Impact of Adding Plinabulin to Pegfigrastim for the Prevention of Chemotherapy Induced Neutropenia (CIN), on Patient Quality of Life (QoL)

●	Announced first patient treated in its Phase 2 study of plinabulin in combination with nivolumab + ipilimumab in patients in extensive-stage small-cell lung cancer (SCLC) who progressed after at least one platinum-based chemotherapy regimen and checkpoint inhibitors

o	The investigator-initiated study (IIT) is being conducted through the Big Ten Cancer Research Consortium in 7 U.S. clinical centers.

o	In Phase 1 study, plinabulin combination with nivolumab + ipilimumab had ORR of 43% in SCLC patients who had progressed on platinum and checkpoint inhibitors (presented at ASCO 2021)

●	Announced new patient-derived (PDX) cancer model data for plinabulin monotherapy, which further supports the positive clinical data in the treatment of SCLC

o	At the 2021 AACR-NCI-EORTC virtual international conference on molecular targets and cancer therapeutics, the Company presented additional preclinical data in plinabulin monotherapy activity in PDX models in glioblastoma multiforme, bladder cancer, gastric cancer, sarcoma, triple-negative breast cancer, and SCLC, with IC70 at 35 nM in SCLC.

●

Entered into an exclusive commercialization and co-development partnership between Jiangsu Hengrui Pharmaceuticals Co., Ltd. (“Hengrui’) and Wanchunbulin, BeyondSpring’s China subsidiary, for plinabulin in Greater China

o	Hengrui, a leading oncology R&D and commercial company in China, has exclusive commercialization and co-development rights to all indications for plinabulin. Hengrui will pay all commercialization costs for all indications of plinabulin, and half of clinical development costs for new indications.

o	Wanchunbulin will supply plinabulin, retaining manufacturing rights. Wanchunbulin will receive all proceeds from sales of plinabulin products and pay Hengrui a pre-determined percentage of such sales.

o	Wanchunbulin received 200M RMB (est. US$30M) upfront, and will be eligible to receive up to 1.1B RMB (est. US$170M) in regulatory and sales milestones.

●	NDA for plinabulin-G-CSF combination in CIN Prevention under review in China; received complete response letter from U.S. FDA, with plans for further discussions with FDA on future regulatory pathway

●	Changes to the Company’s Board of Directors

o	Mark Santos, RPh joined the Company’s Board of Directors in November 2021. Mr. Santos has more than 30 years of experience in healthcare industries. He is SVP of Pharma Strategy & Contracting at OneOncology and past President of ION Solutions, the leading group purchasing organization (GPO) in the U.S. He serves as a board member for the American Cancer Society (South Texas Center), NY Cancer Foundation, and Leukemia Texas Foundation, among other organizations.

o	On December 22, 2021, Dr. Ravi Majeti resigned from the Board.

o	On July 27, 2021, Dr. Quanqi Song resigned from the Board of Directors and the Audit Committee, and Brendan Delaney, an independent Director, was appointed to the Audit Committee.

Upcoming Milestones

●	1H 2022: expected regulatory update for CIN indication in China; continuing discussions with FDA on regulatory pathway for CIN in the U.S.

●	2H 2022: NDA Submission for plinabulin in NSCLC

●	2H 2022: Phase 2 data from the Big Ten Cancer Research Consortium, IIT study expected in plinabulin + nivolumab + ipilimumab in platinum and checkpoint inhibitor-resistant SCLC.

●	2H 2022: Preliminary Phase 1 data and plinabulin immune mechanism data from the MD Anderson Cancer Center, IIT study expected in plinabulin + PD-1/PD-L1 inhibitors + radiation in patients with seven cancer types.

Third Quarter Financial Results

●

Research and development (“R&D”) expenses were $8.5 million for the quarter ended September 30, 2021, compared to $8.6 million for the quarter ended September 30, 2020. The decrease was primarily due to lower clinical development expenses, which were partially offset by higher personnel and non-cash stock-based compensation expenses.

●	General and administrative (“G&A”) expenses were $10.2 million for the quarter ended September 30, 2021, compared to $6.7 million for the quarter ended September 30, 2020. The $3.5 million increase was primarily due to higher personnel costs and expenses associated with plinabulin pre-commercialization activities.
●	Net loss attributable to the Company was $18.4 million for the quarter ended September 30, 2021, compared to $14.5 million for the quarter ended September 30, 2020.
●

As of September 30, 2021, the Company had cash, cash equivalents, and short-term investments of $91.6 million. The Company believes it has sufficient cash to support its ongoing clinical programs over the next year, including its immuno-oncology pipeline.

Year-to-Date Financial Results

●	R&D expenses were $31.1 million for the nine-month period ended September 30, 2021, compared to $33.4 million for the nine-month period ended September 30, 2020. The $2.3 million decrease was primarily due to lower clinical development expense, partially offset by higher personnel and professional services expenses, as well as PDUFA NDA application fees to FDA.
●

G&A expenses were $25.7 million for the nine-month period ended September 30, 2021, compared to $12.2 million for the nine-month period ended September 30, 2020. The $13.5 million increase was primarily due to higher personnel costs, non-cash stock-based compensation expense and pre-commercialization expenses for plinabulin.

●	Net loss attributable to the Company was $54.7 million for the nine-month period ended September 30, 2021, compared to $43.4 million for the nine-month period ended September 30, 2020.

About BeyondSpring

Headquartered in New York City, BeyondSpring is a global biopharmaceutical company focused on developing innovative cancer therapies to improve clinical outcomes for patients who have high unmet medical needs. BeyondSpring’s first-in-class lead asset plinabulin, a selective immunomodulating microtubule-binding agent (SIMBA), is being developed as a “pipeline in a drug” in various cancer indications as direct anti-cancer agent, and to prevent chemotherapy induced neutropenia (CIN). Plinabulin and G-CSF combination is currently under review in China for the prevention of CIN, where it has received “Breakthrough Designation” and Priority Review.  In DUBLIN-3 study, a global, randomized, active controlled Phase 3 study, plinabulin and docetaxel combination has met the primary endpoint of extending overall survival compared to docetaxel alone, in 2nd/3rd line NSCLC (EGFR wild type).  Additionally, it is being broadly studied in combination with various immuno-oncology regimens that could boost the efficacy of PD-1/PD-L1 antibodies in seven different cancers. In addition to plinabulin, BeyondSpring’s pipeline includes three pre-clinical immuno-oncology assets and a subsidiary, SEED Therapeutics. By leveraging a proprietary targeted protein degradation drug discovery platform, SEED conducts internal research and had formed a R&D partnership with Eli Lilly and Company on a number of targets.

Cautionary Note Regarding Forward-Looking Statements
This press release includes forward-looking statements that are not historical facts. Words such as “will,” “expect,” “anticipate,” “plan,” “believe,” “design,” “may,” “future,” “estimate,” “predict,” “objective,” “goal,” or variations thereof and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are based on BeyondSpring’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, difficulties raising the anticipated amount needed to finance the Company’s future operations on terms acceptable to the Company, if at all, unexpected results of clinical trials, delays or denial in regulatory approval process, results that do not meet our expectations regarding the potential safety, the ultimate efficacy or clinical utility of our product candidates, increased competition in the market, and other risks described in BeyondSpring’s most recent Form 20-F on file with the U.S. Securities and Exchange Commission. All forward-looking statements made herein speak only as of the date of this release and BeyondSpring undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Investor Contact:

Ashley R. Robinson
LifeSci Advisors, LLC
+1 617-430-7577
arr@lifesciadvisors.com

Media Contact:

Darren Opland, Ph.D.

LifeSci Communications

+1 646-627-8387

darren@lifescicomms.com

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

BEYONDSPRING INC.

AUDITED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2020 AND

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2021

(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

		December 31,	September 30,
	Note	2020	2021
		$	$

Assets
Current assets:
Cash and cash equivalents		109,537	63,434
Short-term investments		-	28,166
Advances to suppliers		3,505	1,762
Prepaid expenses and other current assets		358	1,306
Total current assets		113,400	94,668

Noncurrent assets:
Property and equipment, net	4	184	169
Operating lease right-of-use assets		2,174	2,164
Other noncurrent assets		1,280	1,368
Total noncurrent assets		3,638	3,701

Total assets		117,038	98,369

Liabilities, mezzanine equity and equity
Current liabilities:
Accounts payable		2,216	2,128
Accrued expenses		5,607	7,187
Current portion of operating lease liabilities		787	390
Deferred revenue	3	1,350	1,532
Long-term loans, current portion	5	-	1,552
Other current liabilities	12	3,806	5,768
Total current liabilities		13,766	18,557

Noncurrent liabilities:
Long-term loans, noncurrent portion	5	2,167	-
Operating lease liabilities		1,359	1,623
Deferred revenue	3	7,925	37,769
Other noncurrent liabilities		-	1,259
Total noncurrent liabilities		11,451	40,651

Total liabilities		25,217	59,208

Commitments and contingencies	15

Mezzanine equity
Contingently redeemable noncontrolling interests	14	5,196	5,354

Equity
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized; 39,141,913 and 39,142,253 shares issued and outstanding as of December 31, 2020 and September 30, 2021, respectively)	8	4	4
Additional paid-in capital	8	366,451	371,209
Accumulated deficit	8	(277,818)	(332,484)
Accumulated other comprehensive loss	8	(297)	(398)

Total BeyondSpring Inc.’s shareholders’ equity		88,340	38,331
Noncontrolling interests	8	(1,715)	(4,524)
Total equity		86,625	33,807

Total liabilities, mezzanine equity and equity		117,038	98,369

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BEYONDSPRING INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE LOSS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2021

(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

		Three months ended September 30,		Nine months ended September 30,
	Note	2020	2021	2020	2021
		$	$	$	$

Revenue	3	-	337	-	1,013

Operating expenses
Research and development		(8,637)	(8,459)	(33,369)	(31,102)
General and administrative		(6,710)	(10,227)	(12,227)	(25,659)

Loss from operations		(15,347)	(18,349)	(45,596)	(55,748)
Foreign exchange gain, net		174	38	109	82
Interest income		10	27	102	88
Interest expense		(21)	(20)	(63)	(66)
Other income		-	749	3	752

Loss before income tax		(15,184)	(17,555)	(45,445)	(54,892)
Income tax expenses	7	-	(2,588)	-	(2,588)

Net loss		(15,184)	(20,143)	(45,445)	(57,480)
Less: Net loss attributable to noncontrolling interests		(644)	(1,773)	(2,068)	(2,814)
Net loss attributable to BeyondSpring Inc.		(14,540)	(18,370)	(43,377)	(54,666)

Net loss per share
Basic and diluted	11	(0.48)	(0.47)	(1.51)	(1.40)
Weighted-average shares outstanding
Basic and diluted	11	30,303,093	39,024,892	28,658,215	39,013,526

Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustment loss		(277)	(41)	(226)	(116)

Comprehensive loss		(15,461)	(20,184)	(45,671)	(57,596)
Less: Comprehensive loss attributable to noncontrolling interests		(677)	(1,782)	(2,107)	(2,829)

Comprehensive loss attributable to BeyondSpring Inc.		(14,784)	(18,402)	(43,564)	(54,767)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BEYONDSPRING INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2021

(Amounts in thousands of U.S. Dollars (“$”))

		Nine months ended September 30,
	Note	2020	2021
		$	$
Cash flows from operating activities:
Net loss		(45,445)	(57,480)
Adjustments to reconcile net loss to cash used in operating activities:
Share-based compensation	13	6,082	5,290
Depreciation expenses	4	54	54
Non-cash operating lease expense		457	366
Loss on derecognition of right-of-use assets		-	22
Paycheck Protection Program Loan Forgiveness		-	(635)
Unrealized gain on short-term investments		-	(105)
Changes in assets and liabilities:
Short-term investments		-	(12,416)
Advances to suppliers		191	1,743
Prepaid expenses and other current assets		(75)	(948)
Other noncurrent assets		(234)	(88)
Accounts payable		(346)	(88)
Accrued expenses		2,519	1,618
Operating lease liabilities		(488)	(511)
Other current liabilities		502	1,792
Deferred revenue		-	30,026
Other noncurrent liabilities		-	1,036
Net cash used in operating activities		(36,783)	(30,324)

Cash flows from investing activities:
Acquisitions of property and equipment		(34)	(39)
Purchase of short-term investments		-	(15,645)
Net cash used in investing activities		(34)	(15,684)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net of underwriting discounts and commissions		31,933	-
Proceeds from exercise of share options		-	83
Payments of offering costs		(594)	(44)
Payments of issuance costs of contingently redeemable noncontrolling interests		-	(38)
Proceeds from loans	5	635	-
Proceeds from related party borrowings	6	32	-
Repayment of related party borrowings	6	(61)	-
Net cash provided by financing activities		31,945	1

Effect of foreign exchange rate changes, net		(187)	(96)

Net decrease in cash and cash equivalents		(5,059)	(46,103)
Cash and cash equivalents at beginning of period		35,933	109,537
Cash and cash equivalents at end of period		30,874	63,434

Supplemental disclosures of cash flow information
Interest paid		60	71
Interest received		156	82

Non-cash activities:
Operating right-of-use assets obtained in exchange for operating lease liabilities		259	378

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

1.	Nature of the business and basis of preparation

BeyondSpring Inc. (the “Company”) was incorporated in the Cayman Islands on November 21, 2014. The Company and its subsidiaries (collectively, the “Group”) are principally engaged in clinical stage biopharmaceutical activities focusing on the development of innovative cancer therapies. The Company is under the control of Mr. Linqing Jia and Dr. Lan Huang as a couple (collectively, the “Founders”) since its incorporation.

As of September 30, 2021, the subsidiaries of the Company are as follows:

			Percentage of
		Date of	ownership by the	Principal
Name of company	Place of incorporation	incorporation	Company	Activities
BeyondSpring
Pharmaceuticals Inc.	Delaware,
(“BeyondSpring US ”)	United States of America (“U.S.”)	June 18, 2013	100%	Clinical trial activities

BeyondSpring Ltd.	The British Virgin Islands (“BVI”)	December 3, 2014	100%	Holding company

BeyondSpring (HK) Limited
(“BeyondSpring HK”)	Hong Kong	January 13, 2015	100%	Holding company

Wanchun Biotechnology
Limited (“BVI Biotech”)	BVI	April 1, 2015	100%	Holding company

Wanchun Biotechnology
(Shenzhen) Ltd.	The People’s Republic of China
(“Wanchun Shenzhen”)	(“PRC”)	April 23, 2015	100%	Holding company

Dalian Wanchunbulin
Pharmaceuticals Ltd.
(“Wanchunbulin”)	PRC	May 6, 2015	58.0%	Clinical trial activities

BeyondSpring Pharmaceuticals
Australia PTY Ltd.
(“BeyondSpring Australia”)	Australia	March 3, 2016	100%	Clinical trial activities

Beijing Wanchun Pharmaceutical
Technology Ltd.
(“Beijing Wanchun”)	PRC	May 21, 2018	58.0%	Holding company

SEED Therapeutics Inc.
(“SEED”)	BVI	June 25, 2019	59.0%	Pre-clinical development activities

SEED Technology Limited
(“SEED Technology”)	BVI	December 9, 2019	58.0%	Holding company

SEED Therapeutics US, Inc.
(“SEED US”)	Delaware, U.S.	November 25, 2020	59.0%	Pre-clinical development activities

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

1.	Nature of the business and basis of preparation (continued)

The accompanying unaudited interim condensed consolidated balance sheet as of September 30, 2021, the unaudited interim condensed consolidated statements of comprehensive loss for the three and nine months ended September 30, 2020 and 2021, the cash flows for the nine months ended September 30, 2020 and 2021, and the related footnote disclosures are unaudited. These unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information using accounting policies that are consistent with those used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2020. Accordingly, these unaudited interim condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for annual financial statements.

In the opinion of management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Company for each of the periods presented. The results of operations for the three and nine months ended September 30, 2021 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2021. The consolidated balance sheet as of December 31, 2020 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by U.S. GAAP for annual financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2020.

2.	Summary of significant accounting policies

Basis of consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

Going concern

According to Accounting Standards Codification (“ASC”) 205-40, Presentation of Financial Statements - Going Concern (“ASC 205-40”), management must evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans that have not been fully implemented as of the date the financial statements are issued. When substantial doubt exists under this methodology, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued, and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The Company has incurred operating losses and negative cash flows from operations since inception. To date, the Company has no product revenue and management expects accumulated losses to increase for the foreseeable future and has primarily funded these losses through equity financings. The Company incurred a net loss of $57,480 for the nine months ended September 30, 2021 and has an accumulated deficit of $332,484 as of September 30, 2021. Net cash used in operations was approximately $30,324 for the nine months ended September 30, 2021. As of September 30, 2021, the Company had $76,111 net current assets and $91,600 cash, cash equivalents, and short-term investments on hand.

Based on the Company’s cash, cash equivalents and short-term investments on hand on September 30, 2021, management does not believe that there is substantial doubt about the Company’s ability to continue as a going concern within one year after the date these financial statements are issued. These financial statements have been prepared on a going concern basis.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

Use of estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the period. Areas where management uses subjective judgment include, but are not limited to, share-based compensation, clinical trial accruals, valuation allowance for deferred tax assets, estimating uncertain tax positions, allowance for credit losses, measurement of right-of-use assets and lease liabilities, fair value of financial instruments and estimating of useful life for property and equipment. Management bases the estimates on historical experience, known trends and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

Short-term investments

All liquid investments with an original maturity greater than three months but less than one year are considered to be short-term investments. Short-term investments include time deposits, municipal bonds which are classified as available-for-sale debt securities, and wealth management products issued by commercial banks which are classified as trading debt securities.

The Company accounts for its investments in debt securities in accordance with ASC 320-10, Investments – Debt Securities: Overall (“ASC 320-10”). The Company classifies the investments in debt securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320-10. Interest income of all categorifies of investments in securities are included in earnings. Any realized gains or losses on the sale of short-term investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gain or losses are realized.

Debt securities that the Group has positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost less allowance for credit losses.

Debt securities that are bought and held primarily for the purpose of selling in the near term are classified as trading securities. Trading securities are recorded at fair value. Changes in unrealized gains and losses are recorded through earnings each period as part of other income. For the three and nine months ended September 30, 2021, the Company recognized $105 of unrealized gains on trading debt securities.

Debt securities not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale debt securities are stated at fair value, with the unrealized gains and losses, net of tax, reported in accumulated other comprehensive loss. As of September 30, 2021, the amortized cost for available-for-sale debt securities was $1,645.

The Company regularly evaluates its investments in debt securities for impairment. The Company recognizes an allowance on available-for-sale debt securities when a portion of the unrealized loss is attributable to a credit loss and a corresponding credit loss in net loss. No impairment losses or allowance for credit losses on investments were recorded for the periods presented.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

Revenue recognition

Under ASC 606, Revenue from Contracts with Customers (“ASC 606”), an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration to which it is entitled in exchange for the goods or services it transfers to the customer.

Once a contract is determined to be within the scope of ASC 606 at contract inception, the Company reviews the contract to determine which performance obligations it must deliver and which of these performance obligations are distinct. The Company recognizes as revenue the amount of the transaction price that is allocated to each performance obligation when that performance obligation is satisfied or as it is satisfied.

The Company recognizes a contract asset or a contract liability in the consolidated balance sheets, depending on the relationship between the entity’s performance and the customer’s payment. Contract liabilities represent the excess of payments received as compared to the consideration, which are recorded as "Deferred revenue" on the consolidated balance sheets. The Company had no contract assets for the periods presented.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

Collaboration revenue

At contract inception, the Company analyzes its collaboration arrangements to assess whether they are within the scope of ASC 808, Collaborative Arrangements (“ASC 808”) to determine whether such arrangements involve joint operating activities performed by parties that are both active participants in the activities and exposed to significant risks and rewards dependent on the commercial success of such activities. For collaboration arrangements within the scope of ASC 808 that contain multiple elements, the Company first determines which elements of the collaboration are deemed to be within the scope of ASC 808 and those that are more reflective of a vendor-customer relationship and therefore within the scope of ASC 606. For elements of collaboration arrangements that are accounted for pursuant to ASC 808, an appropriate recognition method is determined and applied consistently.

In determining the appropriate amount of revenue to be recognized as the Company fulfills its obligations under each of the agreements, the Company performs the five-step model under ASC 606 noted above.

The collaborative arrangements may contain more than one unit of account, or performance obligation, including agreement to provide research and development services and other deliverables. The transaction price is generally comprised of an upfront payment due at contract inception and variable consideration in the form of payments for the Company’s services and materials and milestone payments due upon the achievement of specified events. In general, the consideration allocated to the performance obligation is recognized when the obligation is satisfied either by delivering a good or providing a service, limited to the consideration that is not constrained. Non-refundable payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as deferred revenue.

Licenses of Intellectual Property: Upfront non-refundable payments for licensing the Company’s intellectual property are evaluated to determine if the license is distinct from the other performance obligations identified in the arrangement. For licenses determined to be distinct, the Company recognizes revenues from non-refundable up-front fees allocated to the license at a point in time, when the license is transferred to the licensee and the licensee is able to use and benefit from the license. For licenses determined to be not distinct from other promised goods or services, the license is combined with related promised goods or services into a single performance obligation, and the Company considers the nature of the combined good or service in determining whether the performance obligation is satisfied over time or at a point in time.

Research and Development Service: Upfront non-refundable payment allocated to research and development services performance obligations is deferred and recognized as collaboration revenue overtime.

Milestone Payments: At the inception of each arrangement that includes milestone payments, the Company evaluates whether the milestones are considered probable of being reached and estimates the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Due to the uncertainty involved in meeting these discovery or development-based targets, they are generally fully constrained at contract inception. The Company will assess whether the variable consideration is fully constrained each reporting period based on the facts and circumstances surrounding the discovery and clinical trials. Upon changes to constraint associated with the discovery or developmental milestones, variable consideration will be included in the transaction price when a significant reversal of revenue recognized is not expected to occur.

Royalties: For arrangements that include sales-based royalties, including milestone payments based on the level of sales, and the license is deemed to be the predominant item to which the royalties relate, the Company recognizes revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied).

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

Fair value measurements

The Company applies ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

•          Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

•          Level 2—Other inputs that are directly or indirectly observable in the marketplace.

•          Level 3—Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial instruments of the Company primarily include cash and cash equivalents, short-term investments, accounts payable, contingently redeemable noncontrolling interests, forward liability and loans. The contingently redeemable noncontrolling interests were initially recorded at issuance price net of issuance costs. The Company recognizes changes in the redemption value immediately as they occur and adjusts the carrying value of the contingently redeemable noncontrolling interests to equal the redemption value at the end of each reporting period. The Company measures its available-for-sale debt securities, trading debt securities and forward liability at fair value on a recurring basis. As of December 31, 2020 and September 30, 2021, the fair values of cash and cash equivalents, time deposits, accounts payable, and current portion of long-term loans approximated their carrying values due to their short-term nature.

As of December 31, 2020, the total carrying amount of the non-current portion of long-term loans was $2,167, compared with an estimated fair value of $2,136. The fair value of the long-term loans is estimated by discounting cash flows using interest rates currently available for debts with similar terms and maturities (Level 2 fair value measurement).

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

Fair value measurements (continued)

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2020 and September 30, 2021 are summarized as below:

		Fair value measurement
Recurring fair value measurement	Total Fair Value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total gains
	$	$	$	$	$

As of December 31, 2020 (audited)
Liabilities:
Forward liability (Note 3)	278	-	-	278	-
As of September 30, 2021 (unaudited)
Assets:
Available-for-sale debt securities	1,645	-	1,645	-	-
Trading debt securities	12,521	-	12,521	-	105
Total assets measured at fair value	14,166	-	14,166	-	105
Liabilities
Forward liability (Note 3)	278	-	-	278	-
Total liabilities measured at fair value	278	-	-	278	-

The Company determined the fair value of the forward liability with the assistance of an independent third-party valuation firm. The fair value of the forward liability is estimated by a discounted cash flow model considering the fair value of the underlying security at December 31, 2020 and September 30, 2021 and the agreed upon future issuance price per contract. For the three and nine months ended September 30, 2021, the fair value change of the forward liability was not material.

The following table represents the assumptions used to estimate the fair value of the forward liability:

	Valuation technique	Unobservable inputs	Range
Forward liability	Discounted cash flow	Fair value of underlying security	2.65

The following table presents a reconciliation of the liability measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the period presented.

Forward liability
$

Balance as of December 31, 2020 (audited)	278
Gains or losses from changes in fair value	-

Balance as of September 30, 2021 (unaudited)	278

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

3.	Collaboration revenue

Eli Lilly and Company

On November 12, 2020, the Company’s subsidiary, SEED, entered into a research collaboration and license agreement (the “Lilly Collaboration Agreement”) with Eli Lilly and Company (“Lilly”). Under the Lilly Collaboration Agreement, SEED controls certain rights to intellectual property and other materials related to a platform technology for ubiquitin ligase agonist screening (the “Ub Platform Technology”), and Lilly and SEED shall use commercially reasonable efforts to conduct a research and development program to generate, identify and/or optimize active compounds (“Lilly Compounds”) directed against no more than three targets selected by Lilly (“Lilly Targets”), using the Ub Platform Technology in accordance with the applicable research plans for each of the Lilly Targets.

Under the Lilly Collaboration Agreement, Lilly paid SEED an upfront non-refundable fee of $10,000 in November 2020. In addition, SEED will also be eligible to receive up to approximately $780,000 in potential pre-clinical discovery and clinical development, regulatory development milestone payments, as well as commercial milestones and royalty payments based on net sales of products resulted from the collaboration. The Lilly Collaboration Agreement is within the scope of ASC 808, as both parties are active participants and are exposed to the risks and rewards dependent on the commercial success of the activities performed under the agreement. The Company further determined the collaboration is reflective of a vendor-customer relationship and therefore within the scope of ASC 606.

Under ASC 606, the Company determined the license under the Ub Platform Technology is not distinct within the context of the contract because it is used as an input to produce and deliver the combined outputs, i.e. the identification of Lilly Compounds. The Company determined that it has a single performance obligation which is the stand ready obligation to provide the research and development services to Lilly throughout the shorter of the period up to the completion of research and development activities under the research plans for three Lilly Targets or the contract period of 7 years. Transaction price allocated to the research and development services is recognized as revenue over time on a straight-line basis because the customer simultaneously receives and consumes the benefits as the Company performs throughout a fixed term. The preclinical discovery, clinical and regulatory development milestone payments were fully constrained at contract inception, and are not included in the transaction price.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

3.	Collaboration revenue (continued)

Eli Lilly and Company (continued)

In connection with the Lilly Collaboration Agreement, the Company and SEED Technology (collectively, the “BYSI Entities”) transferred certain contracts, know-how, materials and equipment, and documents related to a proprietary technology platform to SEED for 9,631,941 Series A-1 convertible preferred shares (the “Series A-1 Preferred Shares”) of SEED. In addition, SEED, BYSI entities, and Lilly entered into share purchase agreements pursuant to which SEED issued an aggregate of 1,194,030 Series A-1 Preferred Shares to BYSI Entities, and 1,990,000 Series A-2 convertible redeemable preferred shares (the “Series A-2 Preferred Shares”, collectively with Series A-1 Preferred Shares, the “Preferred Shares”) to Lilly, each at a cash purchase price of $2.5125 per share. Series A-2 Preferred Shares were recorded as contingently redeemable noncontrolling interests in mezzanine equity (Note 15). Pursuant to the share purchase agreement (the “A2 SPA”) entered into between SEED and Lilly, SEED also agreed to sell and issue to Lilly an additional 1,990,000 Series A-2 Preferred Shares, at a cash purchase price of $2.5125 per share upon the fulfillment, prior to November 12, 2022, of certain conditions under the terms of the A2 SPA (the “Forward”). The fair value of the Series A-2 Preferred Shares and Forward at closing was determined by the Company with the assistance of a third party independent valuation firm. The Company used a discounted cash flow model to determine the total equity value of SEED and further adopted the equity allocation model to determine the fair value of the Series A-2 Preferred Shares as of the date of issuance based on the rights and preferences of those shares over the other classes of equity issued by SEED, which is adjusted for a lack of marketability discount because the shares are subject to certain restrictions. The fair value of the Series A-2 Preferred Shares and the Forward on the closing date was determined to be $5,267 and $278, respectively.

The Company recognized collaboration revenue of $337 and $1,013 related to the Lilly Collaboration Agreement for the three and nine months ended September 30, 2021, respectively. Revenue recognized was from amounts included in contract liabilities at the beginning of the periods.

Jiangsu Hengrui Pharmaceuticals Co., Ltd.

On August 25, 2021, the Company’s subsidiary, Wanchunbulin, entered into an exclusive commercialization and co-development agreement (“Hengrui Collaboration Agreement”) with Jiangsu Hengrui Pharmaceuticals Co., Ltd (“Hengrui”), pursuant to which Wanchunbulin granted Hengrui exclusive rights to commercialize Plinabulin in all indications (the “Plinabulin Products”) in mainland China, Hong Kong, Macau and Taiwan (the “Greater China”). Under the terms of Hengrui Collaboration Agreement, Hengrui assumed all commercialization responsibilities for the Plinabulin Products effective September 22, 2021, including sales and marketing, and Wanchunbulin agreed to provide services to Hengrui, including manufacture and supply of the Plinabulin Products. Wanchunbulin and Hengrui may further participate in the research and development of the Plinabulin Products for additional indications other than prevention of chemotherapy-induced neutropenia (“CIN”) and 2nd/3rd line treatment of non-small cell lung cancer (“NSCLC”), and each will share 50% of the research and development costs. The Hengrui Collaboration Agreement will remain effective until the patent protection period of all Plinabulin Product related intellectual properties expires.

Under the Hengrui Collaboration Agreement, Hengrui paid Wanchunbulin an upfront non-refundable fee of $31,039 (RMB200,000) in September 2021. Wanchunbulin will be eligible to receive up to $108,638 (RMB700,000) in potential regulatory development milestone payments, and up to $62,079 (RMB400,000) in commercial milestone payments, respectively. In addition, Wanchunbulin will be eligible to receive royalty payments based on net sales of the Plinabulin Products, which sets forth minimum royalties to be received by Wanchunbulin for a specified period.

The Hengrui Collaboration Agreement is within the scope of ASC 808 as both parties are active participants and are exposed to the risks and rewards dependent on the commercial success of the activities performed under the agreement. The Company further determined the license of exclusive commercialization rights of the Plinabulin Products and the manufacturing and supply of the Plinabulin Products are reflective of a vendor-customer relationship and therefore within the scope of ASC 606, and research and development of the Plinabulin Products for additional indications is not a promise to a customer within the scope of ASC 606.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

3.	Collaboration revenue (continued)

Jiangsu Hengrui Pharmaceuticals Co., Ltd. (continued)

The Company determined that the license of exclusive commercialization rights of the Plinabulin Products (the “License”) and the manufacturing and supply of the Plinabulin Products (the “Manufacturing and Supply Services”) are not distinct from each other. Transaction price allocated to the License and Manufacturing and Supply Services, as a combined performance obligation, will be recognized as revenue over time. The development and commercialization milestone payments and the minimum royalty payments are fully constrained at contract inception, and are not included in the transaction price. The Company did not recognize any revenues from the Hengrui Collaboration Agreements for the three and nine months ended September 30, 2021, and recorded the entire upfront non-refundable fee received as contract liabilities.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

4.	Property and equipment, net

Property and equipment consist of the following:

	December 31, 2020	September 30, 2021
	$	$
		(Unaudited)

Office equipment	181	213
Laboratory equipment	121	127
Motor vehicles	24	24
Leasehold improvements	116	117

	442	481
Less: accumulated depreciation	(258)	(312)

Property and equipment, net	184	169

Depreciation expenses for the three and nine months ended September 30, 2020 were $22 and $54, respectively. Depreciation expenses for the three and nine months ended September 30, 2021 were $17 and $54, respectively.

5.	Loans

On March 28, 2019, the Company borrowed a three-year term loan with a principal amount of $1,493 (RMB10,000) from China Construction Bank, which bears a floating interest rate benchmarking the RMB loan interest rate of financial institution in the PRC. The loan interest rate is 5.25% as of September 30, 2021. The loan is guaranteed by the shareholder of the Company, Shenzhen Sangel Capital Management Limited Company (“Shenzhen Sangel”) and Mr. Mulong Liu, a shareholder of Shenzhen Sangel. The maturity date of the loan is March 28, 2022.

On May 3, 2020, the Company obtained a two-year term loan with a principal amount of $635 from Citibank, North America (“Citibank”) under a Paycheck Protection Program initiated by U.S. Small Business Administration (“SBA”). The loan bears an annual interest rate of 1% and the maturity date is May 3, 2022. In July 2021, the loan under the Paycheck Protection Program was fully forgiven, and the Company recognized $635 of gain in other income.

The aggregate contractual maturities of all borrowings due subsequent to September 30, 2021 are as follows:

Maturity dates	Amount
$
(Unaudited)

Year ending December 31, 2021	-
Year ending December 31, 2022	1,552

Total	1,552

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

6.	Related party transactions

During the nine months ended September 30, 2020, the Company borrowed 60-day interest-free loans totaling of $32 (RMB230) from Dalian Wanchun Biotechnology Co., Ltd., the noncontrolling shareholder of Wanchunbulin, and these loans were repaid in September 2020.

7.	Income taxes

The income tax expenses for three and nine months ended September 30, 2021 is $2,588, compared to income tax expenses of nil for three and nine months ended September 30, 2020. The Company’s effective tax rates were nil and (4.7%) for the nine months ended September 30, 2020 and 2021, respectively. The change in effective tax rate compared to the prior period was mainly because the upfront non-refundable fee received from the Hengrui Collaboration Agreement in September 2021 was taxable upon receipts.

Because the Company and its subsidiaries were in a cumulative loss position, and no future profits forecasted for the foreseeable future as of each of the periods presented, the Company recorded a full valuation allowance against deferred tax assets for all periods presented.

There were no material changes in unrecognized tax benefits and related interest and penalties for the three and nine months ended September 30, 2021. The Company does not anticipate that the amount of existing unrecognized tax benefits will significantly change within the next 12 months.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

8.	Equity

The movement of equity is as follows:

	BeyondSpring Inc.’s shareholders
					Accumulated
			Additional		other		Non
	Ordinary share		paid-in	Accumulated	comprehensive		controlling	Total
	Shares	Amount	capital	deficit	(loss) gain	Subtotal	interests	equity
		$	$	$	$	$	$	$

Balances at January 1, 2021 (audited)	39,141,913	4	366,451	(277,818)	(297)	88,340	(1,715)	86,625
Share-based compensation	12,248	-	5,143	-	-	5,143	20	5,163
Forfeited restricted shares	(40,679)	-	(310)	-	-	(310)	-	(310)
Exercise of options	28,771	-	83	-	-	83	-	83
Accretion of contingently redeemable noncontrolling interest	-	-	(158)	-	-	(158)	-	(158)
Foreign currency translation adjustment loss	-	-	-	-	(101)	(101)	(15)	(116)
Net loss	-	-	-	(54,666)	-	(54,666)	(2,814)	(57,480)

Balances at September 30, 2021 (unaudited)	39,142,253	4	371,209	(332,484)	(398)	38,331	(4,524)	33,807

Balances at January 1, 2020 (audited)	27,885,613	3	246,979	(216,845)	140	30,277	854	31,131
Issuance of ordinary shares	2,613,590	-	31,395	-	-	31,395	-	31,395
Share-based compensation	17,198	-	5,936	-	-	5,936	132	6,068
Foreign currency translation adjustment loss	-	-	-	-	(187)	(187)	(39)	(226)
Net loss	-	-	-	(43,377)	-	(43,377)	(2,068)	(45,445)

Balances at September 30, 2020 (unaudited)	30,516,401	3	284,310	(260,222)	(47)	24,044	(1,121)	22,923

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

9.	Restricted net asset

As a result of PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of December 31, 2020 and September 30, 2021, amounts restricted were the net assets of the Company’s PRC subsidiaries, which amounted to nil.

10.	Employee defined contribution plan

Full time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company’s PRC subsidiaries make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were $34 and $81 for the three and nine months ended September 30, 2020 and were $86 and $212 for the three and nine months ended September 30, 2021, respectively.

11.	Net loss per share

Basic and diluted net loss per share attributable to ordinary shareholders was calculated as follows:

	Three months ended September 30,		Nine months ended September 30,
	2020	2021	2020	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Numerator:
Net loss attributable to BeyondSpring Inc.—basic and diluted	$(14,540)	$(18,370)	$(43,377)	$(54,666)

Denominator:
Weighted average number of ordinary shares outstanding—basic and diluted	30,303,093	39,024,892	28,658,215	39,013,526

Net loss per share —basic and diluted	$(0.48)	$(0.47)	$(1.51)	$(1.40)

The effects of unvested restricted shares and share options were excluded from the calculation of diluted loss per share as their effect would have been anti-dilutive during the three and nine months ended September 30, 2020 and 2021.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

12.	Supplemental balance sheet information

Other current liabilities consist of the following:

	As of December 31,	As of September 30,
	2020	2021
	$	$
		(Unaudited)

Compensation related	2,222	2,376
Professional services	373	99
Income tax payable	-	2,588
Other taxes related	857	358
Forward liability	278	278
Others	76	69

Total	3,806	5,768

13.	Share-based compensation

The Company granted a total of 153,000 and 1,054,499 share options, and 6,699 and 8,125 restricted shares, respectively, for the three and nine months ended September 30, 2021.

The following table summarizes total share-based compensation expense recognized for the three and nine months ended September 30, 2020 and 2021:

	Three months ended September 30,		Nine months ended September 30,
	2020	2021	2020	2021
	$	$	$	$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Research and development	257	732	4,008	1,639
General and administrative	1,519	1,010	2,074	3,651

Total	1,776	1,742	6,082	5,290

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

14.	Contingently redeemable noncontrolling interests

The Company determined that Series A-2 Preferred Shares issued by SEED are contingently redeemable noncontrolling interests classified as mezzanine equity as they may be redeemed at the option of the holders on or after an agreed upon date outside the sole control of SEED. The Company concluded that the Series A-2 Preferred Shares of SEED are not redeemable currently, but it is probable that they will become redeemable. The Company chose to recognize changes in the redemption value as they occur and adjust the carrying amount of the redeemable noncontrolling interests to equal the redemption value at the end of each reporting period.

The holder of the Series A-2 Preferred Shares of SEED has the ability to convert the instrument into SEED’s ordinary shares. The Company uses the whole instrument approach to determine whether the nature of the host contract in a hybrid instrument is more akin to debt or to equity. The Company evaluated the embedded conversion option in the Series A-2 Preferred Shares of SEED to determine if there were any embedded derivatives requiring bifurcation and to determine if there were any beneficial conversion features (“BCF”). The conversion option of the Series A-2 Preferred Shares of SEED does not qualify for bifurcation accounting because the conversion option is clearly and closely related to the host instrument and the underlying ordinary shares are not publicly traded nor readily convertible into cash. The contingent redemption of the Series A-2 Preferred Shares of SEED does not qualify for bifurcation accounting because the underlying ordinary shares of SEED are not publicly traded nor readily convertible into cash. There are no other embedded derivatives that are required to be bifurcated.

No BCF was recognized for the Series A-2 Preferred Shares of SEED because the fair value per ordinary share of SEED of $0.50 at the commitment date was less than the most favorable conversion price of $2.5125. The Company determined the fair value of SEED’s ordinary shares with the assistance of an independent third party valuation firm.

The Company recorded accretion of $96 and $158 for the three and nine months ended September 30, 2021. The contingently redeemable noncontrolling interests for the nine months ended September 30, 2021 is summarized below:

Contingently redeemable noncontrolling interests
$

Balance as of December 31, 2020 (audited)	5,196
Accretion to redemption value	158

Balance as of September 30, 2021 (unaudited)	5,354

15.	Commitments and contingencies

Legal Proceedings

From time to time, the Company may become involved in legal proceedings or be subject to claims arising in the ordinary course of its business. The Company is not presently a party to any legal proceedings that, if determined adversely to it, would individually or taken together have a material adverse effect on the Company’s business, results of operation, financial condition or cash flows.